

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 26, 2009

<u>**Via U.S. mail and facsimile**</u>

Mr. Peter Pfeiffer
President and Chief Executive Officer
AptarGroup, Inc.
475 West Terra Cotta Avenue, Suite E
Crystal Lake, IL 60014

> **RE: AptarGroup, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2009**
> **File No. 001-11846**

Dear Mr. Pfeiffer:

We have completed our review of your definitive proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Hagen Ganem
Staff Attorney